AB CarVal Opportunistic Credit Fund

1601 Utica Avenue South

Suite 1000

Minneapolis, MN 55416

February 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

101 F Street, N.E.

Washington, D.C. 20549

Re:	Application for Withdrawal of the Registration Statement on Form N-2

 AB CarVal Opportunistic Credit Fund

 File No. 333-270884

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AB CarVal Opportunistic Credit Fund (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s Registration Statement on Form N-2 (accession no. 0001193125-23-080629), together with all amendments and exhibits thereto, originally filed with the Commission on March 27, 2023 (the “Registration Statement”). The Fund has determined not to commence operations, and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and no securities were sold under the Registration Statement.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified with 15 calendar days of the filing of this letter.

Should you have any questions regarding this request for withdrawal, please do not hesitate to contact Matthew Barsamian of Dechert LLP at (202) 261-3392.

Very truly yours,

/s/ James Ganley
James Ganley
President and Principal Executive Officer